                                                                       EXHIBIT 3

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                         INTERIM REPORT TO SHAREHOLDERS
                     FOR THE NINE MONTHS ENDED MAY 31, 2005

July 13, 2005

To the Shareholders of CanWest Global Communications Corp.:

Through the first three quarters of fiscal 2005, CanWest's results reflect significant increases in EBITDA as compared to the same period in the previous year. This growth has been fueled primarily by excellent performance of our international operations, particularly the South Pacific television, radio and out-of-home advertising properties. Results from Canadian operations reflected growth in publishing and television revenues with a small increase in EBITDA in publishing as a result of higher revenues offset by losses of the new publications businesses in development and a decrease in EBITDA in television primarily as of result of an increased investment in television programming and promotion to rebuild audience ratings.

The results for the nine months ended May 31, 2005 reflect the impacts of continued repayment and refinancing of debt, including a 25% decrease in interest expense as well as significant one time costs related to refinancing activities.

In New Zealand, TVWorks achieved strong third quarter growth while absorbing the additional start-up costs associated with launching a new flagship current affairs program CAMPBELL LIVE, and re-launching the nightly 3 NEWS. Strong ratings for both programs bode well for the remainder of the fiscal year. RadioWorks, CanWest's New Zealand radio operation also reported solid earnings growth while absorbing costs associated with the start-up of RADIO LIVE, a new all talk radio network, and KIWI FM, New Zealand's first all-domestic music radio network.

In Australia, both television and out-of-home advertising operations generated solid financial results. Network TEN again led in its target young adult demographic of 16-39 year olds. Ratings continue to build through the reporting period and into the fourth quarter, as most popular programs, such as BIG BROTHER, generated growing traction with viewers. During the most recent ratings week, ended July 9, TEN scored 7 of the top 10 shows, and 12 of the top 20 among viewers in its young adult target audience. Eye Corp., the Company's out-of-home advertising company maintained its upward growth momentum with a 38% increase in revenues and a 43% increase in EBITDA for the quarter, compared to the same period last year.

These excellent results led to TEN's announcement in June of a dividend that resulted in distributions of A$47.6 million paid to CanWest in July, 2005.

The Republic of Ireland's TV3 continued its solid performance with a 43% EBITDA increase on 10% revenue growth for the quarter ended May 31, 2005.

In Canada, publishing operations reported a 4% increase in revenues for the quarter and a small increase in EBITDA in publishing as a result of higher revenues offset by losses of the new publications businesses in development, being the free-sheet magazine DOSE, distributed in five Canadian cities and CanWest's joint venture with Torstar and Metro SA under which CanWest holds a one-third interest in free-sheet METRO which launched in Vancouver and Ottawa. Both new publications launched during March and April. The Company continued to make positive movement in a legal dispute over the acquisition of the Jerusalem Post and its affiliated publications. In June, a Federal Court in New York issued a preliminary injunction in CanWest's favour that prevents any significant transactions that would affect CanWest's interests from occurring at the Israeli properties until the completion of an arbitration process underway in the US.

Canadian television continues to overhaul its prime time schedule which has slipped to second place overall in ratings. Subsequent to the end of the quarter, the Global and CH networks acquired a number of new programs for the fall season, among them, highly anticipated dramas PRISON BREAK and E-RING starring Benjamin Bratt and Dennis Hopper; HEAD CASES starring Chris O'Donnell and ensemble dramas REUNION and SEX, LIES AND SECRETS. In addition the two networks acquired new half-hour comedies including MY NAME IS EARL, and OUT OF PRACTICE, starring Henry Winkler and Stockard Channing. Canadian television also announced the launch of a number of new domestic productions including FALCON BEACH, HOUSE & HOME WITH LYNDA REEVES, and REGENESIS among others.

On April 29th, CanWest Entertainment International Division announced an agreement to sell its international film and television program receivables and rights. The transaction is expected to close in July 2005.

During the quarter the Company also announced several significant appointments. In April, David Drybrough, F.C.A., was named interim Chair of the Board of Directors replacing the Hon. Frank McKenna who resigned from the Board to take up his diplomatic appointment as Canadian Ambassador to the United States. The Company also appointed two new independent directors to the Board, Lisa Pankratz, CA, CFA, of Vancouver and Derek Burney, OC, of Ottawa. Both have outstanding reputations and bring a wealth of relevant experience to the CanWest Board of Directors.

Following the end of the reporting period, CanWest announced the appointment of Peter Viner, a long-time CanWest executive, as President, CanWest MediaWorks, its Canadian media operations. Mr. Viner brings an intimate knowledge of the Company and the Canadian media industry to the position and has the full confidence of the Board of Directors to move CanWest's Canadian media operations forward.

Respectfully Submitted

Leonard J. Asper
President and Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS
July 13, 2005

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Many of these factors are beyond the control of the Company. Consequently, all forward-looking statements made in this Management Discussion and Analysis or the Company's documents referred to herein are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized.

OVERVIEW

CanWest is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, outdoor advertising and Internet websites in Canada, Australia, New Zealand and Ireland. In each of our markets we seek to develop a broad media platform that enables us to provide a multimedia product offering to our customers. Our diversification within the Canadian market and internationally has contributed to the stability of our overall results.

This interim discussion should be read in conjunction with the Management Discussion and Analysis contained in our annual report for the year ended August 31, 2004, which is filed on SEDAR at www.sedar.com.

KEY FACTORS AFFECTING SEGMENT REVENUES AND OPERATING INCOME

Television Broadcast

We have four television broadcast segments, one for each country in which we carry on such operations. Our Canadian television segment includes our broadcast television networks in Canada as well as specialty channels and two recently launched radio stations. Our New Zealand and Irish television segments cover our television operations in those countries. Our Australian television segment includes our interest in TEN Group Pty Limited ("TEN Group"), which owns and operates TEN Television Network ("Network TEN").

We generate the majority of our television broadcast revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television broadcast revenues less predictable than our publishing revenues.

Following a 7% decline in advertising revenue in fiscal 2004 for Canadian television, advertising revenues have increased by 1% for the nine months ended May 31, 2005, compared to the same period in fiscal 2004. The revenue decrease in 2004 reflected a slight reduction in television advertising purchases in general as well as loss of market share resulting primarily from reduced ratings performance. The advertising sales increases in fiscal 2005 were led by strong increases in sales in the packaged goods sector somewhat offset by decreases in the automotive and entertainment sectors. As our ratings and audience share have not improved, we do not expect growth in our television revenues for the remainder of the year relative to the same period in 2004.

Our Australian television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, with local currency revenues up by 13%. The effect of the weakening local currency relative to the Canadian dollar offset the local currency increases in revenue for the nine months ended May 31, 2005 by 4%. For the remainder of fiscal 2005, we expect Network TEN to continue its growth relative to prior years but at a lower growth rate than in the first nine months of the year reflecting a slowing in the advertising market. Our New Zealand television broadcast segment continued to perform well in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004 with local currency revenues up by 12%. The effect of the strengthening local currency relative to the Canadian dollar contributed an additional 2% revenue increase for New Zealand, when the local currency is converted into Canadian dollars. We expect revenue growth for the remainder of fiscal 2005 to reflect growth similar to that achieved in the first nine months. In our Irish television segment, revenues in local currency for the nine months ended May 31, 2005 showed growth of 13%, as compared to the same period last year.

Our principal television broadcast operating expenses are programming costs and employee salaries. For the nine months ended May 31, 2005, segment operating expenses increased by 3% in Canada as compared to the same period last year, primarily as a result of increased promotion and programming costs. In Canada, we expect this trend to continue throughout the remainder of fiscal 2005 as we continue to invest in our program schedule. For the nine months ended May 31, 2005, segment operating expenses in local currency, in Australia, increased by 8% as compared to the same period last year, reflecting increased programming costs. In New Zealand, segment operating expenses for the nine months in local currency increased by 8%, as compared to the same period in the prior year as a result of increased programming costs. We expect that the trend in the first nine months of the fiscal year will continue for the remainder of fiscal 2005. For the nine months ended May 31, 2005, our Irish broadcasting operation segment operating expenses increased 3%, as compared to the same period last year.

Publishing and Online

Our publishing and online segment includes our Canadian newspaper operations as well as our internet operations including the canada.com web portal. Our publishing and online revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers in Canada. Our newspaper and online advertising revenues are a function of the volume, or lineage, of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales sold at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per-copy prices we charge.

Combined advertising and circulation revenues for our newspapers were 3% higher in the nine months ended May 31, 2005 as compared to the same period in fiscal 2004. The advertising increase for the nine months resulted from increases in pricing as lineage was slightly reduced from the prior year. For the remainder of fiscal 2005, when compared to the same period in the prior year, we expect moderate growth in revenue reflecting price increases with the lineage remaining relatively flat. Circulation revenues were flat in the nine months ended May 31, 2005 as compared to the same period in the prior year as declines in circulation were offset by higher per copy revenue. We expect that circulation revenues, which make up approximately 20% of total newspaper revenues, will remain flat in the remainder of fiscal 2005 and that slight declines in newspaper circulation will be somewhat offset by gaining paid circulation from our electronic editions, which were launched in all of our major markets in fiscal 2004, and maintaining a higher per copy revenue.

Our principal operating expenses in the publishing and online segment are salaries, newsprint and distribution expenses. Segment operating expenses increased by 4% in the nine months ended May 31, 2005, primarily as the result of increased payroll costs. Our newsprint, ink and outside printing expenditures for the nine months ended May 31, 2005 decreased by approximately 3% as a result of reduced pricing and a reduction in consumption. We expect our cost of newsprint to remain relatively constant for the remainder of fiscal 2005.

Radio Broadcast

Our radio broadcast segment consists of our radio operations in New Zealand, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners. Our radio broadcast segment revenues increased 7%, in local currency for the nine months ended May 31, 2005, as compared to the same period in the prior fiscal year reflecting strong growth in radio advertising expenditures in New Zealand. In addition, a strengthened New Zealand currency contributed an additional 2% increase for the nine months. We expect revenues in local currencies to continue to increase during 2005, bolstered by the addition of new FM frequencies acquired in fiscal 2004 and 2005.

The principal operating expenses in the radio broadcast segment are salaries, marketing costs and music royalties. Segment operating expenses in local currency increased 11% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM. As a result of the strengthened New Zealand currency, this increase was 13% for the nine months in Canadian dollars.

Outdoor Advertising

Our outdoor advertising segment consists of TEN Group's wholly-owned subsidiary, Eye Corp. Eye Corp. generates its revenue from the sale of out-of-home advertising. Eye Corp.'s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp.'s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp.'s displays. Segment revenues increased by 41% for the nine months ended May 31, 2005 as compared to the same period in fiscal 2004, in part reflecting the acquisition of the remaining 50% interest in the Eye Shop subsidiary. As well, airport terminal advertising sales have increased with increased air travel and increases in rates and inventories. The principal operating expenses in this segment are salaries, site rental costs and production expenses. Segment operating expenses have decreased to 78% as a percentage of revenues for the nine months ended May 31, 2005 from 82% from the same period in fiscal 2004. We expect that growth in revenues and expenses of our outdoor advertising segment will continue at approximately the same rate for the remainder of fiscal 2005.

FOREIGN CURRENCY EFFECTS

Our Australia, New Zealand, and Ireland operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar and the Euro respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the Canadian dollar has the opposite effect. During the nine months of fiscal 2005, the Canadian dollar appreciated against the Australian dollar by 4%, and declined against the New Zealand dollar by 2%. The Canadian dollar/Euro rate remained relatively constant for the period.

SEASONALITY

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Effective September 1, 2004 we implemented AcG-15 "Consolidation of Variable Interest Entities" and, as a result, the Company has consolidated the operations of the TEN Group. There are no other significant changes in the Company's accounting policies or estimates since August 31, 2004 as described in the Management Discussion and Analysis in the Company's 2004 Annual Report.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

The Accounting Standards Board of the CICA issued AcG-15, Consolidation of Variable Interest Entities. We have determined that we are the primary beneficiary of TEN Group, a variable interest entity. Accordingly, effective September 1, 2004, we have consolidated the results of TEN Group. We previously used the equity method to account for our interest in TEN Group. The consolidation of TEN Group has had a significant impact on our revenues, expenses, assets and liabilities. There was no impact on our shareholders' equity. The impact of the consolidation of TEN Group is disclosed in note 1 of our interim consolidated financial statements. In addition, the restatement of all the previous quarters is presented in Restated Quarterly Financial Results of the Management Discussion and Analysis. On implementation of AcG-15 we determined that an immaterial entity that was previously consolidated should be excluded from our consolidation effective September 1, 2004.

OPERATING RESULTS

Introductory Note

- Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 13 to our interim consolidated financial statements for the three and nine months ended May 31, 2005. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

- Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under Canadian generally accepted accounting principles
      (GAAP). Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may differ from other companies and, accordingly, operating income before amortization may not be comparable to measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure is set forth below under "Reconciliation of Non-GAAP Financial Measures" section of this report.

RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the three months ended May 31, 2005 and May 31, 2004. See note 13 to our interim consolidated financial statements:

                                                          REVENUE              SEGMENT OPERATING PROFIT
                                                ---------------------------    ------------------------
                                                  2005              2004          2005          2004
                                                  $000              $000          $000          $000
                                                                 Revised(1)                  Revised(1)
Operating Segments
Publishing and Online - Canada                  323,383             311,419        74,956        74,269
                                                -------          ----------    ----------    ----------
Television
Canada                                          200,696             207,483        56,849        61,322
Australia - Network TEN                         194,452             188,766        52,929        55,491
New Zealand                                      30,948              26,610         6,023         4,748
Ireland                                          10,386               9,423         4,288         2,993
                                                -------          ----------    ----------    ----------
Total television                                436,482             432,282       120,089       124,554

Radio - New Zealand                              23,054              20,833         5,120         5,927
Outdoor - Australia                              26,803              19,407         5,327         3,737
Corporate and other                                   -                   -        (7,878)       (6,120)
                                                -------          ----------    ----------    ----------
Total                                           809,722             783,941       197,614       202,367
                                                =======          ==========    ==========    ==========

(1) See note 1 to our interim consolidated financial statements

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $26 million or 3% to $810 million for the three months ended May 31, 2005 from the consolidated revenues of $784 million for the same period in fiscal 2004. Revenues for the third quarter reflected an 8% increase in revenues from international media operations, a 3% decrease in Canadian television revenues and a 4% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $31 million or 5% to $612 million. This increase reflects expense increases in all operating segments.

Operating income before amortization. Consolidated operating income before amortization decreased by 2% to $198 million for the three months ended May 31, 2005 from $202 million for the same period last year. The decrease in operating income before amortization reflected increases for international media operations that were offset by decreases in operating income from the Canadian media operations.

Amortization. Amortization of intangibles was $5 million in the third quarter of both fiscal 2005 and 2004. Amortization of property plant and equipment was $24 million in the third quarter of both fiscal 2005 and 2004.

Financing costs. Interest expense was $59 million for the three months ended May 31, 2005 compared to $85 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap gains (losses). For the three months ended May 31, 2005, we recorded a $13 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a gain of $7 million for the third quarter of fiscal 2004.

Foreign exchange gains (losses). We recorded net foreign exchange gains of $4 million in the three months ended May 31, 2005. This reflects gains of $5 million on repayment of US dollar denominated debt net of a $1 million loss that arose on the translation of a portion of our U.S. debt which is not hedged.

Investment gains. For the three months ended May 31, 2005, we recorded an investment gain of $0.3 million, compared to $0.4 million gain for the same period the previous year. The gain in 2005 relates to gains on disposal of non-core assets. The gain in 2004 was primarily due to dilution gains on the exercise of stock options at TEN Group and disposition of non-core assets.

Income taxes. Our income tax expense was $18 million for the three months ended May 31, 2005, compared to $19 million in the same period of fiscal 2004. The effective tax rate of 18% was below the Company's statutory rate of 35% due to a change in Australian tax legislation in the third quarter that allowed TEN Group to record a future taxes recovery of $18 million.

Minority interests. For the three months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $1 and $21 million, respectively. The minority interests charge related to TEN Group increased by 24% as compared to the $17 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the third quarter of fiscal 2004 because it was wholly owned to July 2004.

Net earnings from continuing operations. Our net earnings from continuing operations for the three months ended May 31, 2005 were $59 million, or $0.33 per share, compared to $52 million, or $0.30 per share, for the three months ended May 31, 2004.

Discontinued operations. On April 29, 2005, the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. Net loss from discontinued operations was $6 million for the three months ended May 31, 2005 compared to earnings of $2 million for the same operations for the three months ended May 31, 2004.

Net earnings. Our net earnings for the three months ended May 31, 2005 were $53 million or $0.30 per share compared to $54 million or $0.31 per share for the third quarter of fiscal 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the third quarter of 2005 were $323 million compared to revenues of $311 million in same period the previous year. Advertising revenues increased by 6% for the third quarter reflecting increased rates as well as increased insert volumes. While circulation volume declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue remained constant at approximately 20% of total revenues for the newspaper group for the third quarter, when compared to the same period in 2004.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $11 million, or 5%, to $248 million from $237 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint, ink and outside printing expenditures were flat in the three months ended May 31, 2005 compared to the same period the prior year, reflecting a decrease in our cost of newsprint as well as reduction in newsprint usage offset by increases in outside printing expenditures.

- Segment operating profit. As a result of increased revenues offset by increased operating costs, our Publishing and Online operations had an increase of $1 million, or 1%, in segment operating profit to $75 million for the three months ended May 31, 2005 compared to $74 million for the same period last year. These results included operating losses of $3 million relating to Dose and Metro, our newspaper start up operations.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $201 million were $6 million or 3% lower than the $207 million recorded in the same period in fiscal 2004. This reflected a 2% decrease in airtime revenues. Subscriber revenues from our specialty channels increased by 22% for the third quarter of fiscal 2005 as compared to the same period in fiscal 2004, reflecting a 15% increase in subscribers.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $144 million at Canadian Television operations were $2 million, or 2%, lower than in the same period the prior year primarily the result of a reduction in program amortization expense. Program amortization expense in the third quarter of fiscal 2004 was relatively high as a result of certain season finales. In general, we expect our program amortization expense to increase relative to the previous year. Partially offsetting the decrease in expenses were increases in promotional expenses of approximately $1 million and approximately $2 million in severance expenses related to staffing changes.

- Segment operating profit. Canadian television segment operating profit of $57 million for the third quarter of fiscal 2005 was 7% less than the $61 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 3% to $194 million for the three months ended May 31, 2005, from $189 million during the same period in the prior year. In local currency, revenues increased 8%, reflecting TEN's strong rating performance in the quarter in a tough television advertising environment.

- Operating expenses. Segment operating expenses increased 6% to $142 million for the three months ended May 31, 2005 compared to $133 million for the same period in fiscal 2004, primarily reflecting increased programming costs.

- Segment operating profit. Segment operating profit decreased by 5% to $53 million for the third quarter of 2005, compared to $55 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 16% to $31 million for the third quarter of fiscal 2005 from $27 million for the same period in fiscal 2004 reflecting improved audience share in a strong advertising environment. In local currency, revenues increased 14%, reflecting New Zealand's strong rating performance.

- Operating expenses. Operating expenses increased by 14% to $25 million for the third quarter of fiscal 2005 from $22 million, as a result of increased programming expenses.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $6 million, a $1 million or 27% increase from the results recorded in the third quarter of 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 10% to $10 million in the third quarter of fiscal 2005 compared to the third quarter of fiscal 2004. Our share of TV3's segment operating profit increased by 43% to $4 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues for the three months ended May 31, 2005. Revenue grew by 11% to $23 million from $21 million during the third quarter of the previous year. Segment operating profit declined by 14% to $5 million for the three months ended May 31, 2005 as compared to the same period the previous year, due to the significant start up costs associated with Radio Live and the branding costs related to Kiwi FM.

Outdoor Advertising

Segment revenues increased by $7 million, or 38%, to $27 million for the three months ended May 31, 2005 from $20 million for the third quarter in fiscal 2004. This increase reflected 44% growth in revenue in local currency. Our segment operating profit from TEN Group's Outdoor Advertising operations increased by $2 million to $5 million as compared to the third quarter in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MAY 31, 2005

The following is a table of segmented results for the nine months ended May 31, 2005 and May 31, 2004. See note 13 to our interim consolidated financial statements:

                                                               REVENUE                        SEGMENT OPERATING
                                                                                                  PROFIT
                                                     ---------------------------         --------------------------
                                                       2005              2004              2005             2004
                                                       $000              $000              $000             $000
                                                                      Revised(1)                          Revised(1)
Operating Segments
Publishing and Online - Canada                         938,609           912,822         215,256             213,995
                                                     ---------        ----------         -------          ----------
Television
Canada                                                 564,695           559,712         138,012             147,450
Australia-Network TEN                                  595,876           545,832         231,894             197,628
New Zealand                                             89,803            78,554          22,819              17,661
Ireland                                                 30,168            27,042          11,542               8,879
                                                     ---------        ----------         -------          ----------
Total television                                     1,280,542         1,211,140         404,267             371,618

Radio - New Zealand                                     71,229            65,299          21,115              20,944
Outdoor-Australia                                       80,625            57,149          18,024              10,361
Corporate and other                                          -                 -         (22,747)            (20,657)
                                                     ---------        ----------         -------          ----------

Total                                                2,371,005         2,246,410         635,915             596,261
                                                     =========        ==========         =======          ==========


(1)   See note 1 to our interim consolidated financial statements.

CONSOLIDATED RESULTS

Revenues. Consolidated revenues increased by $125 million or 6% to $2,371 million for the nine months ended May 31, 2005 from the consolidated revenues of $2,246 million for the same period in fiscal 2004. Revenues for the nine months reflected a 12% increase in revenues from international media operations, a 1% increase in Canadian television revenues and a 3% increase in Canadian Publishing and Online revenues.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $85 million or 5% to $1,735 million. This increase reflects expense increases in all operating segments.

Operating income before amortization. Consolidated operating income before amortization increased by 7% to $636 million for the nine months ended May 31, 2005 from $596 million for the same period last year. The increase in operating income before amortization reflected significant increases for international media operations.

Amortization. Amortization of intangibles increased to $15 million in the first nine months of fiscal 2005 from $14 million in the first nine months of fiscal 2004. Amortization of property and equipment decreased to $69 million from $70 million for the first nine months of fiscal 2005 compared to the first nine months of fiscal 2004.

Financing costs. Interest expense was $193 million for the nine months ended May 31, 2005 compared to $259 million in the previous year, reflecting a reduced level of debt as well as reduced interest rates achieved through our refinancing activities to date in fiscal 2005 and in fiscal 2004.

Interest rate and foreign currency swap losses. For the nine months ended May 31, 2005, we recorded an $80 million loss equivalent to the change in fair value of interest rate and foreign currency interest rate swaps on debt that has been retired. This compared to a loss of $9 million for the nine months of fiscal 2004.

Foreign exchange gains. We recorded net foreign exchange gains of $29 million in the nine months ended May 31, 2005 compared to $4 million for the same period in fiscal 2004. This reflects gains of $24 million on repayment of US dollar denominated debt and a $2 million gain that arose on the translation of a portion of our U.S. debt which is not hedged.

Investment gains (losses). For the nine months ended May 31, 2005, we recorded an investment gain of $0.2 million, compared to an investment loss of $2 million for the same period the previous year. This reflects dilution gains on the exercise of stock options at TEN Group offset by losses on disposal of non-core assets. The loss in 2004 was primarily related to a write down on other investments.

Loss on debt extinguishment. During the first quarter, we completed an exchange offer and concurrent debt offering through which we settled our $904 million 12 1/8% Fixed Rate Subordinated Debentures due 2010 by issuance of $908 million (US$761 million) of 8% Senior Subordinated Notes due 2012. The fair value of the new debt on its settlement date was determined to be $944 million. The excess of fair value of the new debt over the book value of the old debt together with certain costs of settling the debt has been charged to earnings for the nine months ended May 31, 2005 as a loss on debt extinguishment of $44 million. This refinancing is expected to reduce cash interest expense by approximately $40 million per year.

Income taxes. Our income tax expense was $54 million for the nine months ended May 31, 2005, compared to $47 million in the same period of fiscal 2004. The effective tax rate of 21% was below the Company's statutory rate of 35% as a result of the impact of international tax rates which were lower than Canadian tax rates, as well as the impact of (i) a $5 million recovery related to the resolution of an uncertain tax position, (ii) a $7 million effect of recognizing temporary differences which were not previously tax effected, and (iii) a change in Australian tax legislation in the third quarter that allowed TEN Group to record its future taxes recovery of $18 million. The $7 million of temporary differences not previously tax effected related to earnings of periods prior to fiscal 2005. We have determined that these adjustments are not material to the reported results and accordingly, the amount has been included in current year's earnings. This adjustment has the effect of increasing basic and diluted earnings per share for the nine months ended May 31, 2005, by $0.04 per share.

Minority interests. For the nine months ended May 31, 2005 we recorded minority interests charges related to the 30% minority interests in MediaWorks (NZ) and the 43.6% minority interests in TEN Group of $6 and $73 million, respectively. The minority interests charge related to TEN Group increased by 17% as compared to the $62 million charge for the same period in fiscal 2004 as a result of TEN Group's increased net earnings. There was no minority interests charge related to CanWest MediaWorks (NZ) for the same period of fiscal 2004 because it was wholly owned to July 2004.

Net earnings from continuing operations. Our net earnings from continuing operations for the nine months ended May 31, 2005 were $123 million, or $0.69 per share, compared to net earnings of $135 million, or $0.76 per share, for the nine months ended May 31, 2004.

Discontinued operations. On April 29, 2005, the Company announced an agreement to sell certain assets and operations which comprise its film and television program operations for net proceeds of approximately $28 million, subject to closing adjustments. The transaction is expected to close in July 2005. Net loss from discontinued operations was $6 million for the nine months ended May 31, 2005 compared to $210 million for the same operations for the nine months ended May 31, 2004.

Net earnings (loss). Our net earnings for the nine months ended May 31, 2005 were $116 million or $0.66 per share compared to a net loss of $75 million or ($0.43) per share for the same period in fiscal 2004.

SEGMENTED RESULTS

Publishing and Online

- Revenue. Publishing and Online revenues for the nine months were $939 million compared to revenues of $913 million in same period the previous year, an increase of 3%. Advertising revenues increased by 4% for the nine months reflecting increased rates as well as increased insert volumes. While circulation numbers declined by 4%, circulation revenue remained constant as a result of higher average per copy prices. Circulation comprised approximately 20% of total revenues for the newspaper group for the first nine months for fiscal 2005 and 2004.

- Operating expenses. Compared to the same period last year, operating expenses (including selling, general and administrative expenses) of our Publishing and Online operations increased by $24 million, or 4%, to $723 million from $699 million. This reflected normal salary increases, the increased cost of management compensation and increases in administrative costs. Newsprint ink and outside printing expenditures were 3% less in the nine months ended May 31, 2005 than in the same period the prior year, reflecting a decrease in our cost of newsprint as well as a reduction in newsprint usage.

- Segment operating profit. Operating profit increases for the nine months ended May 31,2005 were largely offset by the $3 million in losses related to Dose and Metro, our publications start up operations. Segment operating profit for our Publishing and Online operations, including Dose and Metro, of $215 million were 1% higher than the $214 million for the same period of fiscal 2004.

Canadian Television

- Revenues. In total, revenues from our Canadian Television operating segment of $565 million were $5 million or 1% higher than the $560 million recorded in the same period in fiscal 2004. This reflected a 1% increase in airtime revenues as well as a 24% increase in subscriber revenues from our specialty television operations.

      Our specialty channels achieved subscriber growth of 15% for the nine months, increasing our total subscriber base to 8.5 million subscribers for the nine months ended May 31, 2005 compared to 7.4 million for the same period in fiscal 2004.

- Operating expenses. Operating expenses (including selling, general and administrative expenses) of $427 million at Canadian Television operations were $14 million, or 3%, higher than in the same period the prior year primarily the result of increased promotion and program amortization expenses and compensation cost increases associated with our new management structure including $5 million in employee severance costs related to staffing changes.

- Segment operating profit. Canadian television segment operating profit of $138 million for the nine months was 6% less than the $147 million for the same period in fiscal 2004.

Australian Television

- Revenues. Segment revenues increased by 9% to $596 million for the nine months ended May 31, 2005, from $546 million during the same period in the prior year. In local currency, revenues increased 13%, reflecting TEN's strong rating performance in a tough television advertising environment.

- Operating expenses. Segment operating expenses increased 5% to $364 million for the nine months ended May 31, 2005 compared to $348 million for the same period in fiscal 2004, reflecting increased programming costs.

- Segment operating profit. Segment operating profit increased by 17% to $232 million for the nine months, compared to $198 million in the same period in fiscal 2004.

New Zealand Television

- Revenues. Revenues from television broadcast operations for New Zealand's 3 and C4 television networks increased by 14% to $90 million for the nine months from $79 million for the same period in fiscal 2004. In local currency, revenues increased by 12%, reflecting improved audience share in a strong advertising environment. The strong New Zealand currency contributed an additional 2% on translation to Canadian dollars.

- Operating expenses. Operating expenses increased by 10% to $67 million, as a result of the 2% increase on translation of New Zealand dollars to Canadian dollars as well as increased programming expenses, which includes costs related to the development and start up of a new weeknight current affairs program - Campbell Live - and the re-launch of 3 News.

- Segment operating profit. New Zealand 3 and C4 produced segment operating profit of $23 million, a $5 million or 29% increase from the results recorded in the same period in fiscal 2004.

Irish Television

Our 45% share of revenues at TV3 in the Republic of Ireland increased by 12% to $30 million compared to the same period in fiscal 2004. Our share of TV3's segment operating profit increased by $3 million to $12 million as compared to the same period in fiscal 2004.

New Zealand Radio

CanWest RadioWorks continued its steady performance, increasing revenues for the nine months ended May 31, 2005. Revenue grew by 9% to $71 million from $65 million during the nine months of the previous year, reflecting a 7% increase in revenue in local currency and an additional 2% increase as a result of currency translation. Segment operating profit remained flat for the first nine months, due to the significant start up costs associated with Radio Live and the rebranding costs related to the launch of Kiwi FM.

Outdoor Advertising

Segment revenues increased by $23 million, or 41%, to $80 million for the nine months ended May 31, 2005 from $57 million for the same period in fiscal 2004. This increase reflected 46% growth in revenue in local currency. Our segment operating profit from TEN's Outdoor Advertising operations increased by $8 million to $18 million as compared to the same period in fiscal 2004 driven by Eye Corp.'s acquisition of the remaining 50% of Eye Shop as well as stronger airport advertising revenues.

RESTATED QUARTERLY FINANCIAL RESULTS

As a result of the adoption of AcG-15 effective September 1, 2004 we have consolidated the results of TEN Group on a retroactive basis. As a result, we have restated our quarterly financial results for the year ended August 31, 2004 as follows:

                                                                    FOR THE THREE MONTHS ENDED
                                             -----------------------------------------------------------------------
                                             NOVEMBER 30,   FEBRUARY 29,       MAY 31,       AUGUST 31,
                                                 2003           2004           2004             2004         TOTAL
                                                 $000           $000           $000             $000          $000
Revenue                                           800,604        661,865       783,941          664,990      2,911,400
Operating expenses                                386,324        357,881       413,285          380,976      1,538,466
Selling, general and administrative               163,881        160,489       168,289          160,732        653,391
expenses
Restructuring expenses                                  -              -             -            2,445          2,445
                                             ------------   ------------     ---------       ----------    -----------
Operating income before amortization              250,399        143,495       202,367          120,837        717,098
Amortization of intangibles                         4,538          4,550         4,552            4,542         18,182
Amortization of property, plant, equipment
and other                                          23,877         24,210        25,369           20,646         94,102
                                             ------------   ------------     ---------       ----------    -----------
Operating income                                  221,984        114,735       172,446           95,649        604,814
Interest expense                                  (87,281)       (86,221)      (85,341)         (79,685)      (338,528)
Interest income                                     4,700          1,251           291            2,899          9,141
Amortization of deferred financing costs           (2,118)        (1,899)       (2,043)          (2,081)        (8,141)
Interest rate and foreign currency swap
gains (losses)                                      1,320        (17,423)        7,004         (101,759)      (110,858)
Foreign exchange gains (losses)                     4,690            436        (1,360)          41,207         44,973
Investment gains and losses net of write-
down                                                  249         (3,063)          354          113,746        111,286
Dividend income                                     1,415              -         2,323                -          3,738
                                             ------------   ------------     ---------       ----------    -----------
                                                  144,959          7,816        93,674           69,976        316,425
Provision for (recovery of) income taxes           30,450         (2,554)       19,290           (9,701)        37,485
                                             ------------   ------------     ---------       ----------    -----------
Earnings before the following                     114,509         10,370        74,384           79,677        278,940
Minority interests                                (31,254)       (14,345)      (16,691)         (18,057)       (80,347)
Interest in earnings (loss) of equity
accounted affiliates                                 (163)          (186)         (207)           3,285          2,729
Realized currency translation adjustments             500          2,626        (5,011)          (5,138)        (7,023)
                                             ------------   ------------     ---------       ----------    -----------
Net earnings (loss) from continuing                83,592         (1,535)       52,475           59,767        194,299
operations
Earnings (loss) from discontinued                  (2,096)      (209,742)        1,862            2,199       (207,777)
operations
                                             ------------   ------------     ---------       ----------    -----------
Net earnings (loss) for the period                 81,496       (211,277)       54,337           61,966        (13,478)
                                             ============   ============     =========       ==========    ===========

Earnings (loss) per share from continuing
  operations:
      Basic                                  $       0.47   ($      0.01)    $    0.30       $     0.34     $     1.10
      Diluted                                $       0.47   ($      0.01)    $    0.30       $     0.34     $     1.10
Earnings (loss) per share:
      Basic                                  $       0.46   ($      1.19)    $    0.31       $     0.35    ($     0.08)
      Diluted                                $       0.46   ($      1.19)    $    0.31       $     0.35    ($     0.08)

RESTATED QUARTERLY OPERATING SEGMENT RESULTS

                                                                         FOR THE THREE MONTHS ENDED
                                              ----------------------------------------------------------------------
                                              NOVEMBER 30,   FEBRUARY 29,     MAY 31,      AUGUST 31,
                                                  2003           2004          2004           2004           TOTAL
                                                  $000           $000          $000           $000           $000
REVENUE
Publishing and Online-Canada                       315,101        286,302     311,419         280,807      1,193,629
Television
Canada                                             191,252        160,977     207,483         130,590        690,302
Australia - Network TEN                            212,960        144,106     188,766         175,415        721,247
New Zealand                                         30,381         21,563      26,610          29,682        108,236
Ireland                                              9,860          7,759       9,423           7,110         34,152
                                              ------------   ------------     -------      ----------      ---------
Total Television                                   444,453        334,405     432,282         342,797      1,553,937
                                              ------------   ------------     -------      ----------      ---------

Radio - New Zealand                                 21,358         23,108      20,833          21,418         86,717
Outdoor - Australia                                 19,692         18,050      19,407          19,968         77,117
                                              ------------   ------------     -------      ----------      ---------

Total                                              800,604        661,865     783,941         664,990      2,911,400
                                              ============   ============     =======      ==========      =========

SEGMENT OPERATING PROFIT
Publishing and Online-Canada                        83,153         56,573      74,269          53,348        267,343
Television
Canada                                              56,170         29,958      61,322             (20)       147,430
Australia - Network TEN                             92,350         49,787      55,491          58,405        256,033
New Zealand                                          9,861          3,052       4,748           5,630         23,291
Ireland                                              3,724          2,162       2,993           1,712         10,591
                                              ------------   ------------     -------      ----------      ---------
Total Television                                   162,105         84,959     124,554          65,727        437,345
                                              ------------   ------------     -------      ----------      ---------

Radio - New Zealand                                  7,087          7,930       5,927           6,544         27,488
Outdoor - Australia                                  4,367          2,257       3,737           4,116         14,477
Corporate and other                                 (6,313)        (8,224)     (6,120)         (6,453)       (27,110)
                                              ------------   ------------     -------      ----------      ---------
                                                   250,399        143,495     202,367         123,282        719,543
Restructuring expenses                                   -              -           -          (2,445)        (2,445)
                                              ------------   ------------     -------      ----------      ---------

Total                                              250,399        143,495     202,367         120,837        717,098
                                              ============   ============     =======      ==========      =========

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of non-core assets, and may, if a suitable opportunity arises, sell certain non-core assets.

For the remainder of 2005, our major non-operating cash requirements include expected capital expenditures of approximately $18 million, and swap recouponing payments if required as discussed below in swap transactions. We expect to meet our cash needs for fiscal 2005 primarily through a combination of operating cash flow and cash on hand.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2005, we had cash on hand of $77 million including $21 million of TEN Group cash and $7 million of CanWest MediaWorks (NZ) cash. We generated cash flows from operating activities of continuing operations of $79 million and $273 million for the three and nine months ended May 31, 2005, respectively.

The Company is expecting to receive net proceeds of approximately $28 million, subject to closing adjustments related to the sale of its film and television program operations. The net proceeds will be used to reduce the outstanding balance of our senior credit facility.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $386 million at May 31, 2005. TEN Group had unused borrowing capacity of A$318 million under its credit facilities.

Uses of Funds

Capital Expenditures

For the three and nine months ended May 31, 2005 our capital expenditures were $17 million and $56 million respectively. In the remainder of fiscal 2005, we expect to make additional capital expenditures of approximately $18 million. This amount includes a $6 million investment in a new broadcast traffic and sales management system, $5 million investment to upgrade other broadcast systems, and approximately $3 million to expand a print facility as well as expenditures for regular replacement.

Swap transactions

Under our credit facility, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability of $600 million. In addition, there are prescribed minimums with individual counterparties. Under these agreements, which have two-way recouponing provisions, we were not required to make any recouponing payments related to overhanging swaps for the three months ended May 31, 2005. However for the nine months ended May 31, 2005 we have made net recouponing payments of $37 million. This payment related to the overhanging swap and accordingly was reflected in cash flows from operating activities. Further strengthening of the Canadian currency and/or declining interest rates may result in further prepayment requirements.

Distributions

Our New Zealand and Australian operations make twice annual distributions. Our New Zealand operations distributed a total of $8 million in May 2005, $6 million to us and $2 million to other shareholders, New Zealand's next scheduled distribution will be in November 2005 and will be funded by cash flow from operating activities. The TEN Group distributed a total of $147 million in December 2004, $99 million to us and $48 million to other shareholders. In July 2005, subsequent to our quarter end, TEN made a second distribution of $80 million, $45 million to us and $35 million to other shareholders.

Debt

General

At May 31, 2005, we had total outstanding consolidated debt of $3,168 million compared to debt of $3,234 million as at August 31, 2004. This included $659 million (August 31, 2004 - $778 million) advanced under our credit facility. Senior debt of our consolidated subsidiaries consisted of $363 million (August 31, 2004 $361 million) of TEN Group debt, $175 million (August 31, 2004 - $173 million) of CanWest Media Works (NZ) debt and $14 million (August 31, 2004 - $22 million) in TV3 Ireland debt. In addition, we had $1,943 million (August 31, 2004 - $1,884 million) in unsecured and subordinated notes. During the nine months ended May 31, 2005 we made net repayments of our senior credit facility of $119 million, funded primarily through the receipt of $99 million in cash distributions from TEN Group. TEN Group's debt decreased by A$6 million, reflecting the payment of distributions to us and $48 million to its other shareholders offset by cash flow from operations. Our subordinated debt increased by $40 million related to the refinancing of our 12 1/8% Junior Subordinated Notes as described below and $22 million as a result in interest paid in kind prior to the refinancing. For additional information concerning our indebtedness see note 9 to our audited consolidated financial statements for the year ended August 31, 2004 and note 5 to our interim consolidated financial statements for the nine months ended May 31, 2005.

Credit Facility

Total credit available under the CanWest Media senior secured credit facility was $1,072 million as of May 31, 2005, of which we had drawn $659 million. The facility includes revolving and non-revolving tranches with terms ranging from two and a half to five years. The credit facility is collateralized by substantially all of our assets.

Total leverage as calculated under the CanWest Media credit facility was 5.2 times cash flow for debt covenant purposes for the twelve months ended May 31, 2005, compared to a covenant of 6.0 times. The total debt covenant will remain at 6.0 times until it decreases to 5.75 times for May 31, 2006 and 5.50 times for February 28, 2007.

The provisions of our senior secured credit facility require that, for fiscal years in which the credit rating for the credit facility is below a prescribed level, we must make a prepayment of our credit facility equal to 50% of our free cash flow, as defined under the facility, for such fiscal year subject to certain limitations. In fiscal 2004 we made a voluntary prepayment, the result of which we were not required to make a prepayment under this provision in respect of fiscal 2005.

Refinancing of Junior Subordinated Notes

In November 2004, we successfully completed the refinancing of our 12 1/8% Fixed Rate Subordinated notes. These notes were issued to Hollinger as consideration for the purchase of our publishing operations in November 2000. Interest obligations under these notes to November 2005 were payable via the issuance of additional notes. The $904 million (including accrued interest to November 18, 2004) 12 1/8% notes due November 2000 were effectively settled through the issuance of $908 million (US$761 million) in senior subordinated notes due 2012. The issuance of the new notes was recorded at their fair value at November 18, 2004 of $944 million. The premium recorded over the fair value of the notes will be amortized to income over the life of the notes resulting in reduced cash interest expense. This refinancing is expected to result in reduced cash interest expense of approximately $40 million per year. The new notes carry an interest rate coupon of 8%, which will be settled in cash on a semi-annual basis. We entered into cross currency interest rate swaps related to the new notes to pay floating rates which are currently approximately 7% on C$908 million.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

We have fully hedged the currency exposure on our U.S. dollar denominated debt with the exception of senior subordinated notes in the amount of US$42 million, and have fixed the interest rate of 100% of our floating rate debt by entering into a combination of cross currency swaps and interest rate swaps. In addition, we have converted our senior unsecured notes and senior subordinated notes from a fixed rate to floating rates by entering into interest rate swaps. We have also fixed the interest rate on our Canadian dollar floating rate senior secured credit facility by entering into interest rate swaps.

As of May 31, 2005, we have entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 6.5%) and receive floating rates of interest (at an average rate of 2.6%) on a notional amount of $448 million. We have entered into pay fixed receive floating cross currency swap contracts at an average rate of 6.7% on a notional amount of $1,051 million and receive floating rates of 5.5% on a notional amount of US$679 million. We have also entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.0% on a notional amount of $1,861 million and an average fixed rate of 8.8% on a notional amount of US$1,386 million.

Based on the current swap contracts outstanding and the current level of variable rate debt, we estimate that a 1% increase in floating interest rates will increase annual interest expense by $18.6 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of May 31, 2005, our outstanding swap contracts were in a net unrealized loss position of $348 million, including $50 million related to TEN Group.

Net unrealized gains related to foreign exchange on U.S. dollar denominated debt amounted to $286 million as at May 31, 2005.

As of May 31, 2005, assuming all other variables are held constant, a 10 basis point parallel upward shift in the Canadian and U.S. fixed yield would result in a $4.5 million deterioration in the mark to market value of all swaps. A $0.001 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $2.5 million change in the mark to market value of the cross currency swaps.

We are also exposed to foreign exchange and interest rate risk as a result of debt and related swaps issued by CanWest MediaWorks (NZ), TV3 Ireland and TEN Group. As at May 31, 2005, our share of TV3 Ireland debt was $13.6 million ((euro)8.8 million). TV3 has entered into swaps of (euro)10 million that swapped to a fixed rate (at an average rate of 3.23%). As at May 31, 2005, CanWest MediaWorks (NZ) had $174.9 million (NZ$198 million) of debt. NZ$180 million of this debt was swapped to a fixed rate (at an average rate of 6.48% until 2006), and the remainder of the debt bears interest at a floating rate.

As at May 31, 2005, TEN Group had long term debt of $362.7 million (A$382.2 million). TEN Group has entered into pay floating receive fixed cross currency swap contracts at an average floating rate of 7.1% on a notional amount of A$210.1 million and receive fixed rates on a notional amount of US$125 million. TEN Group has also entered into interest rate swap contracts to pay fixed rates of interest (at an average rate of 5.72%) on a notional amount of A$275.0 million. Based on current swap contracts outstanding, the current level of variable rate debt and consistent foreign exchange rates, we estimated that a 1% increase in floating interest rates will increase annual interest expense by approximately $1.7 million. This estimate is based on the assumption of a constant variable rate debt and swap level and an immediate rate increase with no subsequent rate changes in the remaining term to maturity.

In addition to foreign exchange rate risk on foreign currency denominated debt, we are also exposed to some currency risk as a result of having investments and carrying on business in currencies other than the Canadian dollar. All of our foreign operations are self-sustaining, and therefore foreign exchange gains and losses are deferred as a separate component of shareholders' equity. We translate the earnings of equity accounted subsidiaries and affiliates at the average rate of translation of the relevant period. We recognize deferred translation gains and losses as appropriate upon dispositions and/or distributions from such operations. Our primary currency exposures are to variations in the Australian and New Zealand currencies relative to the Canadian dollar as a result of our investment in TEN Group and our New Zealand television and radio operations.

INDUSTRY RISKS AND UNCERTAINTIES

The Company's risks and uncertainties have not materially changed from those described in the Company's annual filings.

RELATED PARTY TRANSACTIONS

Senior subordinated notes held by CanWest Communications Corporation, our parent company, totaled $52.6 million (US$41.9 million) at May 31, 2005 (as at August 31, 2004 - $55.0 million- US$41.9 million). This debt, issued in May 2001, matures May 15, 2011 and bears interest at 10.625%. Interest expense related to this debt totaled $1.5 million and $4.5 million for the three and nine months ended May 31, 2005 (2004 - three months - $1.5 million, nine months - $4.7 million).

A company which is an affiliate of CanWest Communications Corporation owns CanWest Global Place in Winnipeg, Manitoba, a building in which the Company is a tenant. Rent paid to this company for the three and nine months ended May 31, 2005 amounted to $0.3 million and $0.8 million, respectively (2004 - three months $0.3 million, nine months $0.8 million).

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net earnings, its most closely comparable GAAP measure.

                                            FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                            MAY 31,           MAY 31,           MAY 31,           MAY 31,
                                             2005              2004              2005             2004
                                             $000              $000              $000             $000
                                                             REVISED(1)                         REVISED(1)
Net earnings (loss)                          52,718              54,337         116,329            (75,444)
Amortization                                 29,902              29,921          87,301             87,096
Interest and other financing expenses        74,680              80,380         281,541            274,002
Investment gains, losses and
   interest and dividend income              (1,010)             (2,968)         (2,441)            (7,520)
Foreign exchange (gains) losses              (4,263)              1,360         (28,706)            (3,766)
Loss on debt extinguishment                       -                   -          43,992                  -
Provision for income tax expense             18,127              19,290          54,186             47,186
Interest in earnings of equity
   accounted affiliates and other              (504)                207          (1,551)               556
Minority interests                           22,251              16,691          78,626             62,290
Realized currency translation
   adjustments                                 (392)              5,011             456              1,885
Loss (earnings) from discontinued
   operations                                 6,105              (1,862)          6,182            209,976
                                            -------          ----------         -------         ----------
Operating income before amortization        197,614             202,367         635,915            596,261
                                            =======          ==========         =======         ==========

(1) See note 1 to our interim consolidated financial statements.

OTHER

Share Data

As at July 13, 2005 we had the following number of shares outstanding:

Multiple voting shares                               76,785,976
Subordinate voting shares                            98,803,851
Non-voting shares                                     1,749,092

Our AIF is filed on SEDAR at www.sedar.com.